Park National Corporation
50 North Third Street
Newark, Ohio 43058
(740) 349-8451

April 4, 2018

VIA EDGAR

Mr. Christopher Dunham
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Park National Corporation Registration Statement on Form S-4; File No. 333-223559 Request for Acceleration

Dear Mr. Dunham:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Park National Corporation (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2018 (File No. 333-223559), as amended on April 4, 2018 (the “Registration Statement”), be made effective at 4:00 p.m. (EST) on April 5, 2018, or as soon as possible thereafter.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP at (513) 361-1260 or by email at james.barresi@squirepb.com with any questions you may have concerning this request.  In addition, please notify Mr. Barresi when this request for acceleration has been granted.

PARK NATIONAL CORPORATION

By:	/s/ David L. Trautman

David L. Trautman

Chief Executive Officer and President

cc: James J. Barresi, Squire Patton Boggs (US) LLP